UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                        SEC File Number: 0-15502
                                                         CUSIP Number: 205862402

                           NOTIFICATION OF LATE FILING

(Check One):
|_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form 10-D |_| Form
N-SAR |_| Form N-CSR

         For Period Ended: July 31, 2006
                           ----------------------

         |_| Transition Report on Form 10-K
         |_| Transition Report on Form 20-F
         |_| Transition Report on Form 11-K
         |_| Transition Report on Form 10-Q
         |_| Transition Report on Form N-SAR

         For the Transition Period Ended:
                                         ---------------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
                                              ----------------------------------

                                     PART I
                             REGISTRANT INFORMATION

Comverse Technology, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

810 Seventh Avenue
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Address of Principal Executive Office (Street and Number)

New York, New York 10019
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City, State and Zip Code


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                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day
  |_| following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          Comverse Technology, Inc. (the "Company") plans to file its Quarterly Report on Form 10-Q for the quarter ended July 31, 2006 as soon as practicable, but does not currently expect that it will be filed on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25.

          As previously announced on March 14, 2006, the Company's Board of Directors created a special committee (the "Special Committee") composed of outside directors to review matters relating to the Company's stock option grants, including the accuracy of the stated dates of option grants and whether all proper corporate procedures were followed. The Special Committee is being assisted by independent outside legal counsel and accounting experts. At this time, although the Special Committee has made substantial progress towards completing its investigation, it has not yet reached final conclusions and is continuing its review. The Special Committee has, however, reached a preliminary conclusion that the actual dates of measurement for certain past stock option grants for accounting purposes differed from the recorded grant dates for such awards. As a result of changes in measurement dates, the Company expects to record additional non-cash charges for stock-based compensation expenses in prior periods. Based on the Special Committee's preliminary conclusion, the Company expects that (i) such non-cash charges will be material and (ii) the Company will need to restate its historical financial statements for each of the fiscal years ended January 31, 2005, 2004, 2003, 2002 and 2001 and


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          for the first  three  quarters  of the fiscal  year ended  January 31,
          2006. Such charges could also affect prior periods. On April 14, 2006, the Audit Committee of the Company's Board of Directors concluded that such financial statements and any related reports of its independent registered public accounting firm should no longer be relied upon. Any such stock-based compensation charges would have the effect of decreasing the income from operations, net income and retained earnings figures contained in the Company's historical financial statements.

          The Company intends to issue results for the quarterly periods ended April 30, 2006 and July 31, 2006 and the fiscal year ended January 31, 2006, and to file its Quarterly Reports on Form 10-Q for the quarters ended April 30, 2006 and July 31, 2006, and its Annual Report on Form 10-K for the fiscal year ended January 31, 2006, together with any restated historical financial statements, as soon as practicable. The completion of such filings and any restated historical financial restatements involves a significant volume of work by the Company, which includes detailed scrutiny and analysis of accounting and tax issues relating to option grants and various other unrelated accounting matters during the periods in question.


          Note: This Form 12b-25 contains "forward-looking statements" under the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. There can be no assurances that forward-looking statements will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially include: the results of the review of the Special Committee, appointed by the Board of Directors on March 14, 2006, of matters relating to the Company's stock option grants, including, but not limited to, the accuracy of the stated dates of option grants and whether all proper corporate procedures were followed; the impact of any restatement of financial statements of the Company or other actions that may be taken or required as a result of such reviews; the Company's inability to file reports with the Securities and Exchange Commission; risks associated with the Company's inability to meet NASDAQ requirements for continued listing, including possible delisting; risks of litigation and of governmental investigations or proceedings arising out of or related to the Company's stock option grants or any restatement of the financial statements of the Company; risks associated with integrating the businesses and employees of the GSS division of CSG Systems, International, Netcentrex S.A., and Netonomy, Inc.; changes in the demand for the Company's products; changes in capital spending among the Company's current and prospective customers; the risks associated with the sale of large, complex, high capacity systems and with new product introductions as well as the uncertainty of customer acceptance of these new or enhanced products from either the Company or its competition; risks associated with rapidly changing technology and the ability of the Company to introduce new products on a timely and cost-effective basis; aggressive competition may force the Company to reduce prices; a failure to compensate any decrease in the sale of the Company's traditional products with a corresponding increase in sales of new products; risks associated with changes in the competitive or regulatory environment in which the Company operates; risks associated with prosecuting or defending allegations or claims of infringement of intellectual property rights; risks associated with significant foreign operations and international sales and investment activities, including fluctuations in foreign currency exchange rates,



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          interest rates, and valuations of public and private equity; the volatility of macroeconomic and industry conditions and the international marketplace; risks associated with the Company's ability to retain existing personnel and recruit and retain qualified personnel; and other risks described in filings with the Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of the Company with the Securities and Exchange Commission, including its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. These documents are available through the Company, or its website, www.cmvt.com, or through the SEC's Electronic Data Gathering Analysis and Retrieval system (EDGAR) at www.sec.gov. The Company makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

                                     PART IV
                                OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

Paul L. Robinson                                     (212)         739-1015
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(Name)                                            (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  |_| Yes |X| No

          The Company has not filed its Annual Report on Form 10-K for the fiscal year ended January 31, 2006 and its Quarterly Report for the fiscal quarter ended April 30, 2006.

(3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          Revenues for the fiscal quarter ended July 31, 2006 were $394,090,000 which were significantly greater than revenues of $285,835,000 for the fiscal quarter ended July 31, 2005. As disclosed in Part III above, the Company is in the process of evaluating the extent of charges for stock-based compensation expenses during the periods in question and, accordingly, the Company is in the process of evaluating the proper accounting for the fiscal quarter ended July 31, 2006 and the necessary restatements of its financial statements for the fiscal quarter ended July 31, 2005, and therefore is unable at this time to


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          provide a reasonable estimate and comparison of the results of its operations (other than revenues) for the fiscal quarter ended July 31, 2006 compared to the corresponding 2005 first fiscal quarter results.

                            Comverse Technology, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 12, 2006
                                            COMVERSE TECHNOLOGY, INC.


                                            By:  /s/ Paul L. Robinson
                                                --------------------------------
                                            Name:   Paul L. Robinson
                                            Title:  Executive Vice President















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